UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      October 13, 2006

Via U.S. Mail

Ms. Julie Smolyansky, Chief Executive Officer and President
Lifeway Foods, Inc.
6431 West Oakton
Morton Grove, IL 60053



      Re:	Lifeway Foods, Inc.
		Registration Statement on Form S-3
      Filed September 14, 2006
		File No. 333-137317

		Form 10-KSB for the fiscal year ended December 31, 2005
		Filed March 31, 2006
		File No. 0-17363

Dear Mr. Smolyansky:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form S-3 filed September 14, 2006

Selling Stockholders, page 6

1. Expand the Selling Stockholders table to include the natural person with power to vote or to dispose of the securities offered for resale by the entity that is listed as a selling stockholder. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the
Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Patents, Trademarks, Licenses, Royalty Agreements, page 8

2. We note your disclosure regarding the "BasicsPlus" mark that indicates GalaGen, Inc. assigned the entire interest, including the goodwill of this mark to the company. Please explain your meaning of the term goodwill in this disclosure.

3. We note your page 11 disclosure indicating you have undertaken a royalty obligation associated with the sale of Ilya`s Farm, Inc`s products. Please tell us where these amounts are reflected in your financial statements. Please provide separate disclosure if material.

Management`s Discussion and Analysis of Financial Condition

Comparison of Quarter Ended December 31, 2005 to Quarter Ended
December 31, 2004

Results of Operations, page 15

4. We note your disclosure that indicates sales for LFIE increased due to products sent from your Illinois facility to Philadelphia, Pennsylvania for distribution in the tri-state area. Please confirm that these products were sold to a third party and that all elements required for revenue recognition of have been met. Please refer to
SAB Topic 13:A.

5. We note your disclosure that indicates you have offset a portion of oil related cost increases by making prudent investments in energy related securities. Please tell us and expand your disclosures, to clearly describe the nature of the securities you are referring to.

Report of Independent Registered Public Accounting Firm, page 19

6. The opinion included in your document is not clear as to the periods covered by the report. It appears that a single year`s information contained in the statements of income, changes in stockholder`s equity and cash flows have been audited. Please provide a revised audit opinion that indicates, if true, that all years presented have been audited.

Consolidated Statements of Income and Comprehensive Income, page
22

7. Please tell us if your measure of gross profit includes depreciation expense associated with the cost of goods sold.

8. Please provide us with an analysis of the components of the line item referred to as "Operating expenses." Please refer to Rule 5-03(b) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 25

9. Please expand your revenue recognition policy to address the elements described in SAB Topic 13:A.

Controls and Procedures, page 36

10. It is not clear whether your management concluded that your disclosure controls and procedures, as defined by Rule 13a-15(e) or
15d-15(e) of the Exchange Act, were effective as of the end of the period covered by this report. Please revise to clearly state your management`s conclusion with respect to the effectiveness of your disclosure controls and procedures. This comment extends to your Forms 10-QSB. Please revise those forms accordingly.

11. You state that there were no "significant changes" in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer`s internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31.
Please review your disclosure and revise as appropriate. This comment also applies to your Forms 10-QSB.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	J. Davis
	K. Stertzel
      C. Moncada-Terry

      VIA FACSIMILE

	Timothy R. Lavender, Esq.
      Kelley Drye & Warren LLP
      (312) 857-7095
Ms. Julie Smolyansky
Lifeway Foods, Inc.
October 13, 2006
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